FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month July 2016 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

On July 12, 2016, the Registrant and TPSCo Announce Annual Technical Global
Symposium (TGS) Events for 2016 to be held in China, the US and Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 12, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz and TPSCo Announce Annual Technical Global Symposium (TGS) Events for 2016 to be held in China, the US and Japan

MIGDAL HAEMEK, Israel and TOYAMA, Japan, July 12, 2016 – TowerJazz, the global specialty foundry leader, and TowerJazz Panasonic Semiconductor Co. (TPSCo), the leading analog foundry in Japan, today announced details with respect to their worldwide annual Technical Global Symposium (TGS) 2016 events that will take place in China, the US and Japan. The symposium is focused on the manufacturing of semiconductor devices and the cutting edge integrated circuits (ICs) enabled by TowerJazz and TPSCo’s advanced process technologies.

This year, TGS events will be hosted on the following dates:
•	August 24 — Shenzhen, China (Registration open)
•	September 28 — San Jose, CA, USA
•	November 1 — Tokyo, Japan

As the fastest growing and number one worldwide specialty foundry, TowerJazz’s focus is to work closely with its global customers to understand their unique needs in order to provide them with the most innovative and advanced analog manufacturing solutions. TGS is an event which facilitates customer and partner interaction with TowerJazz and TPSCo executives and team members to exchange information on the latest solutions for next-generation ICs in growing markets such as consumer, industrial, automotive, medical and aerospace and defense.

With more than 450 attendees from over 250 organizations, including semiconductor and design service companies, universities, government institutions, media and analysts, among others, TGS events are a great platform for networking with industry leaders while gaining additional knowledge and initiating new business opportunities. At TGS 2016, attendees will enjoy an engaging forum for discussion with company executives, industry experts and peers. Participants will also learn more about TowerJazz and TPSCo’s expanded and advanced technology offerings across all of their specialty analog business units such as RF/High Performance Analog (HPA), power management and CMOS image sensors, as well as their increased global capacity, dual sourcing capabilities and flexibility at their seven worldwide manufacturing facilities.

CEO and TPSCo Chairman, Mr. Russell Ellwanger, will provide a keynote which will include the company’s performance, business strategy and focus on industry leadership through customer partnerships, innovative and superior technology, and worldwide manufacturing capabilities. TowerJazz and TPSCo executives will present their technology roadmaps and advanced specialty process solutions. In addition, invited speakers from leading semiconductor companies will share perspectives on industry trends and their engagements with TowerJazz and TPSCo.

At TGS, event sponsors include many of the industry’s leading EDA vendors and tool providers who will share the latest design capabilities offered in collaboration with TowerJazz and TPSCo. Sponsors at TGS events include: Cadence, Keysight Technologies Inc., Mentor Graphics, PacTech, Photronics, Silvaco, SST (Silicon Storage Technology), Synkom Co. Ltd., Synopsys, Inc., and HES (Huada Empyrean Software). For more information and registration please visit: http://www.towerjazz.com/tgs.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

About TowerJazz Panasonic Semiconductor Co.
TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo) was established by Panasonic Corporation (NASDAQ ADS: PCRFY, TYO: 6752), 51% of which was acquired by Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and 49% of which is now held by Panasonic Semiconductor Solutions Co., Ltd. TPSCo has three manufacturing facilities in Hokuriku, Japan which have been producing large scale integrated circuits for over 30 years. Areas of process technology focus include: high dynamic range image sensors (CIS and CCD), integrated power devices (BCD, SOI, and LDMOS) and high frequency silicon RFCMOS.  With over 120 qualified silicon process flows on 200mm and 300mm wafers from super micron to 45nm as well as internal back end processing, assembly and test services, TPSCo provides both IDMs and fabless companies with unparalleled semiconductor manufacturing quality and technology, including in-house turnkey services.  For more information, please visit https://www.tpsemico.com/.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
TPSCo Company Contact: Tomoko Aiyama l +81-765-22-9945 l aiyama.tomoko@tpsemico.com
TowerJazz Asia-Pacific Company Contact: Shoko Saimiya | Shoko.Saimiya@towerjazz.com